In 2001, the Company, the Adviser, and others (including past and present directors) were named as defendants in several purported class action lawsuits alleging, among other things, violations of federal securities laws. The lawsuits were consolidated into a single action and a consolidated amended complaint was filed in July 2003. In
September 2003, the defendants filed a motion to dismiss the consolidated amended complaint, which motion was granted by the Court in July 2004 with leave for plaintiffs to file an amended complaint. After the Court's order and before the plaintiffs filed an amended complaint, in or about September 2004, the Company, the Adviser and certain other defendants, without admitting any liability, entered into a settlement with the alleged class whereby the Funds and the Adviser are to make certain corporate governance changes and the Adviser is to pay the plaintiff's attorneys certain fees and costs of class notice in exchange for dismissal of the class action lawsuit and complete release of liability. After the settlement was reached, the plaintiffs filed a further amended complaint against all defendants. All parties involved in the settlement agreed not to respond to the further amended complaint until after the Court considered the settlement. On June 27, 2005, the Court issued an Order approving the settlement and entered
Final Judgment dismissing the case. On the same day the Court also granted the plaintiffs' motion for attorneys' fees in the amount of $340,000 which are being paid by the Adviser. The settlement became final on July 27, 2005.
The Company believes that the settlement will not have a material adverse effect on the results of operations or net asset values of the Funds.


In 2001, the Company and the Adviser were named as defendants in an antitrust class action lawsuit alleging that certain underwriting firms and institutional investors violated antitrust laws in connection with initial public offerings. The lawsuit was dismissed in November 2003.
The dismissal was appealed and in September 2005 the appeals court issued a decision, vacating and remanding the trial court's decision for further proceedings. The
Company and the Adviser intend to vigorously contest the lawsuit. Given the preliminary nature of the lawsuit, an evaluation of the likelihood of a favorable or unfavorable outcome cannot be determined at this time.